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ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

META DATA LIMITED

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

META DATA LIMITED

May 11, 2023

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on May 4, 2023.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTIONS.
Resolutions presented for consideration by the Annual General Meeting of Shareholders on May 11, 2023
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Resolution	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, that Xiaoming Li be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.	☐	☐	☐
2. As an ordinary resolution, that Yanyi Tang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.	☐	☐	☐
3. As an ordinary resolution, that Shengcong Ma be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.	☐	☐	☐
4. As an ordinary resolution, that Mengchu Zhou be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.	☐	☐	☐
5. As an ordinary resolution, that Robert Angell be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.	☐	☐	☐
6. As an ordinary resolution, that Abbie Li be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company's next annual general meeting.	☐	☐	☐
7. As an ordinary resolution, to approve a share consolidation or reverse stock split, of all classes of the Company's ordinary shares at a ratio of one-for-five hundred such that each five hundred ordinary shares of the Company shall be combined into one ordinary share of the Company (the "Share Consolidation"). After the Share Consolidation, the Company's authorized share capital will be US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors.	☐	☐	☐
8. As an ordinary resolution, to approve the increase of the Company's authorized share capital, immediately following the Share Consolidation, from US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by the creation of an additional (i) 64,593,685 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 15,406,316 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, such that the authorized share capital shall be US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors (the "Increase of Authorized Shares").	☐	☐	☐
9. As an ordinary resolution, to approve and adopt the Company's 2023 equity incentive plan.	☐	☐	☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.